July 23, 2019

Brandon Romanek
President
THC Therapeutics, Inc.
645 Front St., #2202
San Diego, California 92101

       Re: THC Therapeutics, Inc.
           Amendment No. 4 to Registration Statement on Form 10-12G Filed July 8, 2019
           File No. 000-55994

Dear Mr. Romanek:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 29, 2019 letter.

Amendment No. 4 to Form 10 filed July 8, 2019

Description of Business, page 4

1. If your sanitizing process involves the use of ultraviolet light, as indicated in your response to prior comment 5, please clarify your disclosure to make that clear. Also, if you market your product with claims regarding sanitizing, please include appropriate risk factor disclosure regarding the risks if the FDA were to disagree with your statement in the penultimate paragraph on page 7 regarding the applicability of FDA regulation.
2. We note your disclosure regarding the registrant's names since it was incorporated. Please address those parts of prior comment 2 seeking disclosure of the nature of all business activities that the registrant conducted under its current and previous names. For all such activities that the registrant no longer conducts, address in your disclosure the reasons that those activities were discontinued. Add appropriate risk factor disclosure regarding (1)
 Brandon Romanek
THC Therapeutics, Inc.
July 23, 2019
Page 2
         the registrant's history of discontinued activities and (2) the nature and magnitude of any of the registrant's retained obligations or liabilities related to discontinued activities or previous activities that are not currently a focus. Also tell us the potential accounting impact of any such obligations or liabilities.
3. We note your response to prior comment 3. Please tell us if you are aware of a March 6,
         2018 press release titled "Millennium Blockchain Announces Transform Group
         Partnership and Advisory Board Chairman . . . "
4. Please address that part of prior comment 4 asking you to tell us the address of the
         Informational Website mentioned in exhibit 10.2 to your Form 8-K filed February 20,
         2019. Also, tell us when you revised your agreement with Regal Consulting, where you disclosed the revision, and where you filed the revised agreement. Patent, Trademark, License & Franchise..., page 7

5. Please expand your response to prior comment 7 to provide us your analysis of whether the registrant has a beneficial interest in the patent assignments that you have not filed.
         Also, please reconcile the January 7, 2017 agreement with THC Therapeutics mentioned in your response with your disclosure on page 4 regarding when your name became THC
         Therapeutics.
Provisions in our articles of incorporation..., page 12

6. The changes mentioned in your response to prior comment 11 do not appear to have been included in the registration statement. Please revise as appropriate. Results of Operations for the three months ended April 30, 2019, compared with the three months ended April 30, 2018, page 14

7. We note that your results of operations discussion is for the three months ended April 30,
         2019. Please revise to also discuss any material changes in your results of operations for the nine months ended April 30, 2019. See Item 303(b)(2) of Regulation S-K.
Directors and Executive Officers, page 22

8. Please disclose in this section as appropriate the 75% vote requirement mentioned in exhibit 10.4.
Employment Agreements, page 24

9. We note the disclosure you have added regarding the amended employment agreement
FirstName LastNameBrandon Romanek Please revise your exhibit index to disclose where you with your Chief Executive Officer.
Comapany NameTHCamendment. Also, include in your disclosure regarding the amended have filed that Therapeutics, Inc.
       agreement a description of the termination provisions.
July 23, 2019 Page 2
FirstName LastName
 Brandon Romanek
FirstName LastNameBrandon Romanek
THC Therapeutics, Inc.
Comapany NameTHC Therapeutics, Inc.
July 23, 2019
Page 3
July 23, 2019 Page 3
FirstName LastName
Transactions with Related Persons, page 25

10. Please reconcile the reference to Mr. Halford's "cash" compensation with the reference to
         "S8 shares" in exhibit 10.5, disclose the "50%" increase mentioned in exhibit 10.5, and
         clarify when that increase is calculated.
Recent Sales of Unregistered Securities, page 27

11. From your revisions in response to prior comment 15, it is unclear (1) how the services provided by consultants who were providing "business advisory services" during the same period differed and (2) whether you are referring to the same or different consultants.
         Please revise here and on pages 14 and 15, as appropriate, to clarify.
12. Please clarify how the information you provided in your response to prior comment 16 is reconcilable to your disclosure in this section. Also, update your response to prior comment 16 to reconcile your disclosure in this section with the number of shares outstanding as of April 30, 2019 according to your disclosure on page F-1.
Exhibits

13. We note your response to prior comment 19. Please file with your registration statement all notes required to be filed with the registration statement. Also, your response appears to indicate that the note that you mention on on page 17 as "not settled" is retired; please revise your disclosure to clarify the status of the notes.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Eric Atallah at (202) 551-3663 or Kevin Kuhar, Accounting Branch
Chief, at (202) 551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Russell Mancuso,
Legal Branch Chief, at (202) 551-3617 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Electronics and Machinery
cc:      Lance Brunson, Esq.